================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K

                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

                    OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the plan year ended December 31, 1998

                                      or

[_]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ________ to ____________

                        Commission File Number: 0-15196

                THE CENTRIS GROUP, INC. EMPLOYEES' SAVINGS PLAN

                       650 Town Center Drive, Suite 1600

                         Costa Mesa, California 92626

             (Full title of the Plan and the address of the Plan)


                            THE CENTRIS GROUP, INC.

                       650 Town Center Drive, Suite 1600

                         Costa Mesa, California 92626

 (Name of issuer of the securities held pursuant to the Plan and address of its principal executive offices)



   This document consists of 20 pages, the first of which is this cover page.

                An Index may be found on page 5 of this report.

 ===============================================================================

                             REQUIRED INFORMATION


 Financial Statements
1.  Not Applicable

2.  Not Applicable

3.  Not Applicable

4. Pursuant to the requirements of Section 15(d) of the Securities Exchange Act, The Centris Group, Inc. Employees' Savings Plan (the "Plan") hereby files with the Commission the following audited financial statements and schedules:


     .   Independent Auditors' Report dated May 26,1999

     .   Statements of Net Assets Available for Plan Benefits

         with fund information as of December 31, 1998 and 1997

     .   Statements of Changes in Net Assets Available For Plan

         Benefits with fund information for the years ended

         December 31, 1998 and 1997

     .   Notes to Financial Statements

     .   Schedules to Financial Statements

         Schedule 1 Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998 (also see Note 4 of Notes to Financial Statements)

          Schedule 2 Line 27d - Schedule of Transactions or Series of Transactions in Excess of 5% of Plan Assets as of the Beginning of the Plan Year for the year ended December 31, 1998


     Since the Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the financial statements and schedules included in this Form 11-K for the fiscal year ended December 31, 1998 have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
--------

     23.1. Consent of KPMG Peat Marwick LLP

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan's Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 THE CENTRIS GROUP, INC.

                                 EMPLOYEES' SAVINGS PLAN



Date:  June 23, 1999         By: /s/ PATRICIA BOISSERANC
                                ------------------------

                                     PATRICIA BOISSERANC

                             Chairman of Administrative Committee



Date:  June 23, 1999         By: /s/ LINTON R. GROKE
                                --------------------

                                     LINTON R. GROKE

                             Member of Administrative Committee



Date:  June 23,1998          By: /s/ LORRAINE G. SCHAEFER
                                -------------------------

                                     LORRAINE G. SCHAEFER

                                   Member of Administrative Committee

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                      Financial Statements and Schedules

                          December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                               Table of Contents

                                                                                                                         Page


Independent Auditors' Report                                                                                               6

Statements of Net Assets Available for Plan Benefits with Fund Information as of December 31,
     1998 and 1997                                                                                                         7

Statements of Changes in Net Assets Available for Plan Benefits with Fund Information for the
     years ended December 31, 1998 and 1997                                                                                9

Notes to Financial Statements                                                                                              13

Schedule

1 - Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998                                     18

2 - Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1998                                    19

Exhibit

  Consent of KPMG LLP                                                                                                      20

                         Independent Auditors' Report

The Board of Directors
The Centris Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits with fund information of The Centris Group, Inc. Employees' Savings Plan (the Plan) as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of The Centris Group, Inc. Employees' Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP


May 26, 1999

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

   Statement of Net Assets Available for Plan Benefits with Fund Information

                               December 31, 1998

                                                         Putnam                                       Putnam
                                                          Asset         Putnam         Putnam          Asset        Putnam
                                                      Allocation -   International       New       Allocation -   Diversified
                                                         Growth         Growth      Opportunities  Conservative     Income
Assets                                                  Portfolio        Fund           Fund         Portfolio       Trust
                                                      -------------  -------------  -------------  -------------  ------------
Investments, at fair value:
 Putnam Asset Allocation - Growth Portfolio            $995,694              --               --           --             --
 Putnam International Growth Fund                            --         652,064               --           --             --
 Putnam New Opportunities Fund                               --              --        1,435,305           --             --
 Putnam Asset Allocation - Conservative Portfolio            --              --               --       93,547             --
 Putnam Diversified Income Trust                             --              --               --           --        517,067
 The Centris Group, Inc. Common Stock                        --              --               --           --             --
 Putnam Voyager Fund                                         --              --               --           --             --
 Participant Loan Fund                                       --              --               --           --             --
 Pending account                                             --              --               --           --             --
                                                       --------         -------        ---------       ------        -------
                                                        995,694         652,064        1,435,305       93,547        517,067
Investments, at contract value - Putnam Stable Value
  Fund                                                       --              --               --           --             --
                                                       --------         -------        ---------       ------        -------
     Net assets available for plan benefit             $995,694         652,064        1,435,305       93,547        517,067
                                                       ========         =======        =========       ======        =======

                                                       The Centris     Putnam          Putnam       Participant
                                                       Group, Inc.     Voyager         Stable          Loan        Pending
                                                      Common Stock     Fund         Value Fund        Fund        account    Total
                                                      -------------  -----------    ----------     -----------    -------  ---------
Investments, at fair value:
 Putnam Asset Allocation - Growth Portfolio                     --           --             --             --         --     995,694
 Putnam International Growth Fund                               --           --             --             --         --     652,064
 Putnam New Opportunities Fund                                  --           --             --             --         --   1,435,305
 Putnam Asset Allocation - Conservative Portfolio               --           --             --             --         --      93,547
 Putnam Diversified Income Trust                                --           --             --             --         --     517,067
 The Centris Group, Inc. Common Stock                    1,158,204           --             --             --         --   1,158,204
 Putnam Voyager Fund                                            --    1,362,404             --             --         --   1,362,404
 Participant Loan Fund                                          --           --             --        268,396         --     268,396
 Pending account                                                --           --             --             --      1,849       1,849
                                                         ---------    ---------      ---------        -------      -----   ---------
                                                         1,158,204    1,362,404             --        268,396      1,849   6,484,530
Investments, at contract value - Putnam Stable Value
  Fund                                                          --           --      1,464,672             --         --   1,464,672
                                                         ---------    ---------      ---------        -------      -----   ---------
     Net assets available for plan benefit               1,158,204    1,362,404      1,464,672        268,396      1,849   7,949,202
                                                         =========    ==========     =========        =======      =====   =========

See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN
   Statement of Net Assets Available for Plan Benefits with Fund Information
                               December 31, 1997

                                                            Putnam                                    Putnam
                                                             Asset        Putnam        Putnam         Asset        Putnam
                                                          Allocation-  International      New       Allocation-   Diversified
                                                            Growth        Growth     Opportunities  Conservative    Income
Assets                                                     Portfolio       Fund          Fund         Portfolio      Trust
                                                         ------------- ------------- ------------- ------------- -------------
Investments, at fair value:
 Putnam Asset Allocation - Growth Portfoli               $  780,149             -               -             -             -
 Putnam International Growth Fund                                 -       437,313               -             -             -
 Putnam New Opportunities Fund                                    -                     1,007,125             -             -
 Putnam Asset Allocation - Conservative Portfolio                 -             -               -        62,347             -
 Putnam Diversified Income Trust                                  -             -               -             -       464,468
 The Centris Group, Inc. Common Stock                             -             -               -             -             -
 Putnam Voyager Fund                                              -             -               -             -             -
 Participant Loan Fund                                            -             -               -             -             -
                                                         ------------- ------------- ------------- ------------- -------------
                                                            780,149       437,313       1,007,125        62,347       464,468

Investments, at contract value - Putnam Stable Value
 Fund                                                             -             -               -             -             -
                                                         ------------- ------------- ------------- ------------- -------------
     Net assets available for plan benefit               $  780,149       437,313       1,007,125        62,347       464,468
                                                          ============  ============  ============  ============  ============




                                                          The Centris      Putnam        Putnam      Participant
                                                           Group, Inc.     Voyager       Stable         Loan
Assets                                                    Common Stock      Fund       Value Fund       Fund          Total
                                                          ------------- ------------- ------------- ------------- -------------

Investments, at fair value:
 Putnam Asset Allocation - Growth Portfoli                           -             -             -            -        780,149
 Putnam International Growth Fund                                    -             -             -            -        437,313
 Putnam New Opportunities Fund                                       -             -             -            -      1,007,125
 Putnam Asset Allocation - Conservative Portfolio                    -             -             -            -         62,347
 Putnam Diversified Income Trust                                     -             -             -            -        464,468
 The Centris Group, Inc. Common Stock                        1,241,004             -             -            -      1,241,004
 Putnam Voyager Fund                                                 -       880,840             -            -        880,840
 Participant Loan Fund                                               -             -             -      244,624        244,624
                                                          ------------- ------------- ------------- ------------- -------------
                                                             1,241,004       880,840             -      244,624      5,117,870

Investments, at contract value - Putnam Stable Value
 Fund                                                                -             -     1,144,054            -      1,144,054
                                                          ------------- ------------- ------------- ------------- -------------
     Net assets available for plan benefit                   1,241,004       880,840     1,144,054      244,624      6,261,924
                                                          ============  ============  ============  ============  ============


                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

   Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                  Information

                         Year ended December 31, 1998


                                                   Putnam                          Putnam
                                                    Asset          Putnam          Putnam           Asset           Putnam
                                                Allocation-     International        New         Allocation-      Diversified
                                                   Growth          Growth       Opportunities   Conservative        Income
                                                  Portfolio         Fund            Fund          Portfolio         Trust
                                                -------------   -------------   -------------   -------------   -------------
Additions to net assets attributed to:
 Investment income:
  Interest and dividends-mutual funds            $  26,100          18,712          43,856           4,155          35,623
  Dividends-common stock                                --              --              --              --              --
  Net appreciation (depreciation)
   of fair value of investments                     84,389          64,923         207,336           2,438         (47,583)
                                                 ---------        --------       ---------        --------         -------

                                                   110,489          83,635         251,192           6,593         (11,960)
                                                 ---------        --------       ---------        --------         -------

 Contributions:
  Employer-Company match                            86,694          52,854         124,116          15,806          46,841
  Employees                                        138,208          73,144         181,474          23,339          61,575
                                                 ---------        --------       ---------        --------         -------
                                                   224,902         125,998         305,590          39,145         108,416
                                                 ---------        --------       ---------        --------         -------
 Interfund transfers                               (44,085)         31,400         (25,400)            129          (3,181)
                                                 ---------        --------       ---------        --------         -------
     Total additions (deletions)                   291,306         241,033         531,382          45,867          93,275
                                                 ---------        --------       ---------        --------         -------

Deductions from net assets attributed to:
 Benefits paid to participants                     (75,761)        (26,282)       (103,202)        (14,667)        (40,676)
 Loan fees                                              --              --              --              --              --
                                                 ---------        --------       ---------        --------         -------
     Total deductions                              (75,761)        (26,282)       (103,202)        (14,667)        (40,676)
                                                 ---------        --------       ---------        --------         -------
     Net increase (decrease)                       215,545         214,751         428,180          31,200          52,599

Net assets available for plan benefits:
 Beginning of year                                 780,149         437,313       1,007,125          62,347         464,468
                                                 ---------        --------       ---------        --------         -------
 End of year                                     $ 995,694         652,064       1,435,305          93,547         517,067
                                                 =========        ========       =========        ========         =======

See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

   Statement of Changes in Net Assets Available for Plan Benefits with Fund
                                  Information

                         Year ended December 31, 1998


                                          The Centris
                                          Group, Inc.      Putnam         Putnam
                                            Common         Voyager        Stable       Participant     Pending
                                             Stock          Fund        Value Fund      Loan Fund      acccount        Total
                                         -------------  -------------  -------------  -------------  -------------  -------------
Additions to net assets attributed to:
 Investment income:
  Interest and dividends-mutual funds     $       --        89,979         70,968         25,396            --         314,789
  Dividends-common stock                      13,714            --             --             --            --          13,714
  Net appreciation (depreciation)
   of fair value of investments             (170,368)      144,681             --             --            --         285,816
                                          ----------     ---------      ---------       --------         -----      ----------
                                            (156,654)      234,660         70,968         25,396            --         614,319
                                          ----------     ---------      ---------       --------         -----      ----------

 Contributions:
  Employer-Company match                      61,359       143,880        (11,420)            --            --         520,130
  Employees                                   86,740       195,425        360,001             --            --       1,119,906
                                          ----------     ---------      ---------       --------         -----      ----------
                                             148,099       339,305        348,581             --            --       1,640,036
                                          ----------     ---------      ---------       --------         -----      ----------
 Interfund transfers                         (15,897)       (4,435)        37,944         21,676         1,849              --
                                          ----------     ---------      ---------       --------         -----      ----------
     Total additions (deletions)             (24,452)      569,530        457,493         47,072         1,849       2,254,355
                                          ----------     ---------      ---------       --------         -----      ----------

Deductions from net assets
 attributed to:
 Benefits paid to participants               (58,348)      (87,966)      (136,875)       (23,300)           --        (567,077)
 Loan fees                                        --            --             --             --            --              --
                                          ----------     ---------      ---------       --------         -----      ----------
     Total deductions                        (58,348)      (87,966)      (136,875)       (23,300)           --        (567,077)
                                          ----------     ---------      ---------       --------         -----      ----------
     Net increase (decrease)                 (82,800)      481,564        320,618         23,772         1,849       1,687,278

Net assets available for plan
 benefits:
 Beginning of year                         1,241,004       880,840      1,144,054        244,624            --       6,261,924
                                          ----------     ---------      ---------       --------         -----      ----------
 End of year                              $1,158,204     1,362,404      1,464,672        268,396         1,849       7,949,202
                                          ==========     =========      =========       ========         =====      ==========

See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                 Statement of Changes in Net Assets Available
                    for Plan Benefits with Fund Information

                         Year ended December 31, 1997

                                            New England                      Putnam                                      Putnam
                                            Mutual Life                       Asset         Putnam         Putnam        Asset
                                            Guaranteed      Putnam        Allocation -   International       New       Allocation -
                                            Investment     Transfer          Growth         Growth      Opportunities  Conservative
                                             Contract       Account         Portfolio        Fund           Fund        Portfolio
                                            ----------     --------       ------------   -------------  -------------  -----------
Additions to net assets attributed to:
 Investment income:
  Interest and dividends - mutual funds      $      --             --         55,719         23,439          21,285         3,482
  Dividends - common stock                          --             --             --             --              --            --
  Net appreciation (depreciation)
   of fair value of investments                     --             --         63,620         38,099         156,652          (438)
                                             ---------      ---------        -------        -------       ---------        ------
                                                    --             --        119,339         61,538         177,937         3,044
                                             ---------      ---------        -------        -------       ---------        ------
 Contributions:
  Employer - Company match                          --             --         62,123         29,563          87,958         8,626
  Employees                                         --             --         91,661         39,493         161,394        31,626
                                             ---------      ---------        -------        -------       ---------        ------
                                                    --             --        153,784         69,056         249,352        40,252
                                             ---------      ---------        -------        -------       ---------        ------
 Interfund transfers                          (171,249)            --        (32,175)        12,363           4,037        19,634
 Transfer from Dreyfus                              --     (3,040,958)       598,219        308,505         599,264            --
                                             ---------     ----------     ----------        -------       ---------        ------
     Total additions (deletions)              (171,249)    (3,040,958)       839,167        451,462       1,030,590        62,930
                                             ---------     ----------     ----------        -------       ---------        ------
Deductions from net assets attributed to:
 Benefits paid to participants                      --             --        (59,010)       (14,148)        (23,460)         (583)
 Loan fees                                          --             --             (8)            (1)             (5)           --
                                             ---------     ----------     ----------        -------       ---------        ------
     Total deductions                               --             --        (59,018)       (14,149)        (23,465)         (583)
                                             ---------     ----------     ----------        -------       ---------        ------
     Net increase (decrease)                  (171,249)    (3,040,958)       780,149        437,313       1,007,125        62,347
Net assets available for plan benefits:
 Beginning of year                             171,249      3,040,958             --             --              --            --
                                             ---------     ----------     ----------        -------       ---------        ------
 End of year                                 $      --             --        780,149        437,313       1,007,125        62,347
                                             =========     ==========     ==========        =======       =========        ======

See accompanying notes to financial statements.

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES SAVINGS PLAN

                 Statement of Changes in Net Assets Available
                    for Plan Benefits with Fund Information

                         Year ended December 31, 1997

                                                Putnam      The Centris
                                              Diversified   Group, Inc.     Putnam        Putnam
                                                Income        Common        Voyager       Stable      Participant
                                                 Trust         Stock         Fund       Value Fund     Loan Fund       Total
                                             ------------- ------------- ------------- ------------- ------------- -------------
Additions to net assets attributed to:
 Investment income:
  Interest and dividends - mutual funds      $   28,436            --        52,284         62,805        16,939      264,389
  Dividends - common stock                           --        15,099            --             --            --       15,099
  Net appreciation (depreciation)
   of fair value of investments                   6,250       176,049       109,725             --            --      549,957
                                             ------------- ------------- ------------- ------------- ------------- -------------
                                                 34,686       191,148       162,009         62,805        16,939      829,445
                                             ------------- ------------- ------------- ------------- ------------- -------------

 Contributions:
  Employer - Company match                       34,570        50,130        92,124         49,911            --      415,005
  Employees                                      44,167        70,902       147,082         91,690            --      678,015
                                             ------------- ------------- ------------- ------------- ------------- -------------
                                                 78,737       121,032       239,206        141,601            --    1,093,020
                                             ------------- ------------- ------------- ------------- ------------- -------------
 Interfund transfers                            (19,276)     (159,726)      105,931        212,120        28,341           --
 Transfer from Dreyfus                          378,420            --       403,327        753,223            --           --
                                             ------------- ------------- ------------- ------------- ------------- -------------
     Total additions (deletions)                472,567       152,454       910,473      1,169,749        45,280    1,922,465
                                             ------------- ------------- ------------- ------------- ------------- -------------

Deductions from net assets attributed to:
 Benefits paid to participants                   (8,099)     (234,528)      (29,632)       (25,687)      (13,355)    (408,502)
 Loan fees                                           --            (7)           (1)            (8)           --          (30)
                                             ------------- ------------- ------------- ------------- ------------- -------------
     Total deductions                            (8,099)     (234,535)      (29,633)       (25,695)      (13,355)    (408,532)
                                             ------------- ------------- ------------- ------------- ------------- -------------
     Net increase (decrease)                    464,468       (82,081)      880,840      1,144,054        31,925    1,513,933

Net assets available for plan benefits:
 Beginning of year                                   --     1,323,085             --            --       212,699    4,747,991
                                             ------------- ------------- ------------- ------------- ------------- -------------
 End of year                                  $ 464,468     1,241,004        880,840     1,144,054       244,624    6,261,924
                                             ============= ============= ============= ============= ============= =============


See accompanying notes to financial statements.


                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(1)  Description of Plan

     (a)  General

          The Centris Group, Inc. Employees' Savings Plan (the Plan) is a defined contribution, contributory 401(k) plan sponsored by The Centris Group, Inc. (the Company), which became effective January 1, 1989 and was amended as of December 31, 1997 and December 16, 1998. From January 1, 1994 to December 31, 1996, the administrative functions for the Plan were performed by Dreyfus Group Retirement Plans, whose affiliate, Dreyfus Trust Company, acted as Trustee of the Plan. As of January 1, 1997, Putnam Fiduciary Trust Company replaced Dreyfus Trust Company as trustee of the Plan and also assumed the administrative functions. On December 31, 1996, all Plan investments in Dreyfus funds were liquidated and transferred to funds managed by Putnam Investments. Since Plan inception, three employees of the Company have functioned as the Plan's administrative committee.

          In 1997, all employees were eligible to participate in the Plan on the first day of the calendar quarter following completion of one year of service as an employee with the Company and attainment of age 21. On December 31, 1997, the time of service requirement to participate in the Plan was changed from one year of service to three months of service. On December 16, 1998, the age was changed to 18. After becoming eligible, employees may participate until retirement, disability or termination from the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA); however, benefits under the Plan are not eligible for Plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. Participants should refer to the Plan Document for a more complete description of the Plan.

   (b)    Trust Fund

          The Trustee exercises discretionary authority in transactions involving purchases and sales within the various funds.

   (c)    Contributions and Forfeitures

          Participants in the Plan are permitted to invest contributions in one or a combination of seven funds, in addition to The Centris Group, Inc. Common Stock. Participants can contribute up to 15% of their annual compensation on a pretax basis, subject to Federal limitations, which were $10,000 and $9,500 in 1998 and 1997, respectively. The Company matches 100% of participant contributions, to a maximum of 6% of annual compensation. Participants select the fund in which matching contributions are invested.

          Forfeitures are used to reduce the actual matching contribution of the Company and amounted to $103,499 and $40,717 in 1998 and 1997, respectively.

                                                                     (Continued)

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


   (d)    Participant Accounts

          Each participant's account is credited with the participant's contribution, an allocation of the Company's matching contribution and Plan earnings. Earnings are allocated to participants based upon the proportion of the participant's account balance to the total account balance for each fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   (e)    Vesting

          Employee contributions to the Plan and earnings thereon are fully vested when contributed or earned. Employer contributions to the participants' accounts vest ratably over a five-year period after two years of service.

   (f)    Payment of Benefits

          On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to 100% of the value of the participant's interest in his or her account, or annual installments over a period not to exceed the life expectancy of the participant or designated beneficiary. If the value of the participant's interest in his or her account at the date of termination is not over $3,500, and was never over $3,500 at the date of any prior distribution, a single lump-sum payment is made.

   (g)    Participant Loans Fund

          Participants may borrow from a minimum of $1,000 up to a maximum of the lesser of $50,000 reduced by the highest unpaid loan balance during the preceding 12 months, or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1 to a maximum of 5 years and are payable in full in the event of termination. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrators. Interest rates on existing loans range from 9.25% to 10.0%. Principal and interest are paid ratably through payroll deductions.

(2) Summary of Significant Accounting Policies

    The financial statements of the Plan are prepared under the accrual method of accounting.

    The Plan's investments are stated at the estimated fair market value except for insurance company investment contracts, which are stated at contract value. The estimated fair value of these investments is determined from quoted market prices. Participant loans are stated at their outstanding principal balance, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported under the average-cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

                                                                     (Continued)

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3) Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the amounts allocable to the accounts of all participants become 100% vested and nonforfeitable, without regard to the years of service of the participants.

(4) Plan Investments

    Descriptions of the investment funds currently available under the Plan, including The Centris Group, Inc. Common Stock, are as follows:

    . Putnam Asset Allocation - Growth Portfolio - This fund seeks capital appreciation by allocating its investments between equity and fixed income class securities.

    . Putnam International Growth Fund - This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

    . Putnam New Opportunities Fund - This fund seeks capital appreciation by investing principally in common stocks of companies in sectors of the economy which the fund's investment manager believes possess above-average, long-term growth potential.

    . Putnam Asset Allocation - Conservative Portfolio - This fund seeks total return consistent with preservation of capital by allocating its investments between fixed income and equity class securities.

    . Putnam Diversified Income Trust - This fund seeks high current income consistent with preservation of capital by allocating investments among three sectors of the fixed income securities markets: U.S. Government, High Yield and International.

    . The Centris Group, Inc. Common Stock - This fund is comprised of shares of common stock of The Centris Group, Inc. and money market instruments. The objective of this fund is long-term capital growth.

    . Putnam Voyager Fund - This fund seeks capital appreciation by investing primarily in common stocks of companies that the fund's investment manager believes have potential for capital appreciation which is significantly greater than that of the market averages.

    . Putnam Stable Value Fund - This fund seeks to preserve principal and achieve high current income through a diversified portfolio of high-quality investment contracts.

   All interest and dividends received from each investment fund are automatically reinvested in their respective investment fund.

                                                                     (Continued)

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


    At December 31, 1998, all funds, with the exception of the Putnam Asset Allocation - Conservative Portfolio, the Participant Loan Fund and the pending account had investment balances that represented greater than 5% of the net assets available for Plan benefits. At December 31, 1997, all funds, with the exception of the Putnam Asset Allocation - Conservative Portfolio and the Participant Loan Fund, had investment balances that represented greater than 5% of net assets available for Plan benefits.

    The number of employees participating in the respective funds at December 31, 1998 and 1997 were as follows:

             1998:
              Putnam Asset Allocation - Growth Portfolio                                    114
              Putnam International Growth Fund                                               93
              Putnam New Opportunities Fund                                                 138
              Putnam Asset Allocation - Conservative Portfolio                              180
              Putnam Diversified Income Trust                                                87
              The Centris Group, Inc. Common Stock                                           86
              Participant Loan Fund                                                          39
              Putnam Voyager Fund                                                           141
              Putnam Stable Value Fund                                                      108
                                                                                    ====================

             1997:
              Putnam Asset Allocation - Growth Portfolio                                     93
              Putnam International Growth Fund                                               60
              Putnam New Opportunities Fund                                                 120
              Putnam Asset Allocation - Conservative Portfolio                               16
              Putnam Diversified Income Trust                                                55
              The Centris Group, Inc. Common Stock                                           46
              Participant Loan Fund                                                          39
              Putnam Voyager Fund                                                           113
              Putnam Stable Value Fund                                                       82
                                                                                    ====================

(5) Commitments and Reconciliation to Form 5500

    Net assets available for Plan benefits include $736,092 and $419,970 at December 31, 1998 and 1997, respectively, allocated to the accounts of persons who are no longer employees of the Company but have not yet received distribution of their account balances. These persons participate in the earnings of the Plan but not in contributions. Such amounts are shown as liabilities of the Plan in Form 5500, Annual Return/Report of Employee Benefit Plan, filed with the Department of Labor.

                                                                     (Continued)

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(6) Federal Income Taxes

    The Plan qualifies under the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Company received a favorable determination letter on the Plan on May 22, 1998 from the Internal Revenue Service, and the Company believes that the Plan continues to qualify and operate as designed.

(7) Administration Costs

    Administration costs of the Plan were approximately $19,315 and $3,711 for the years ended December 31, 1998 and 1997, respectively, and were paid directly by the Company.

                                                                      Schedule 1
                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

           Line 27a-Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                        Number of
                                                      shares, units
                                                      or principal                           Current
Description of investments                              amount             Cost               value
----------------------------                         ---------------   ---------------   ---------------
* Putnam Asset Allocation-Growth Portfolio
    annual effective return of 13.74% in 1998             73,052         $  864,014           995,694

* Putnam International Growth Fund
    annual effective return of 18.95% in 1998             33,908            558,571           652,064

* Putnam New Opportunities Fund
    annual effective return of 24.39% in 1998             24,564          1,095,394         1,435,305

* Putnam Asset Allocation-Conservative
    Portfolio annual effective return of 9.11%
    in 1998                                                9,012             90,898            93,547

* Putnam Diversified Income Trust annual
    effective return of -1.9% in 1998                     44,962            555,022           517,067

* The Centris Group, Inc. Common Stock,
    effective return:  -11.65% in 1998                   118,790            986,768         1,158,204

* Putnam Voyager Fund annual effective
    return of 24.05% in 1998                              62,154          1,128,822         1,362,404

* Putnam Stable Value Fund annual effective
    return of 5.77% in 1998                            1,464,672          1,464,672         1,464,672

Participant Loan Fund
 Loans outstanding at year-end, interest rate
    ranging from 8.50% to 10.00%                              --                 --           268,396

Pending Fund                                               1,849              1,849             1,849
                                                       =========          =========        ----------
     Total investments                                                                     $7,949,202
                                                                                           ==========

* Party in interest.

See accompanying independent auditors' report

                                                                      Schedule 2

                            THE CENTRIS GROUP, INC.
                            EMPLOYEES' SAVINGS PLAN

                 Line 27d-Schedule of Reportable Transactions

                         Year ended December 31, 1998


                                                                                  Description
                                                                                  (number) of
    Indentity of party involved                 Description of asset              transactions
------------------------------------       ---------------------------------    ----------------
*Putnam Investments Retirement Plan          Putnam Asset Allocation-            Purchases (52)
                                               Growth Portfolio                  Sales (50)

*Putnam Investments Retirement Plan          Putnam New Opportunities Fund       Purchases (61)
                                                                                 Sales (61)

*Putnam Investments Retirement Plan          Putnam Voyager Fund                 Purchases (55)
                                                                                 Sales (44)

*Putnam Investments Retirement Plan          Putnam Stable Value Fund            Purchases (87)
                                                                                 Sales (44)



                                                                                                        Current value
                                                                          Expenses                       of asset on
                                            Purchase       Selling      incurred with                    transaction     Net gain
Indentity of party involved                   price         price        transaction        Cost            date          (loss)
-----------------------------------      ------------   -------------   -------------   -------------   -------------  -------------
*Putnam Investments Retirement Plan        $337,920            --               --         337,920         337,920            --
                                                 --       206,764               --         197,818         197,818         8,946

*Putnam Investments Retirement Plan         490,637            --               --         490,637         490,637            --
                                                 --       269,792               --         253,712         253,712        16,080

*Putnam Investments Retirement Plan         556,101            --               --         556,101         556,101            --
                                                 --       219,219               --         205,045         205,045        14,174

*Putnam Investments Retirement Plan         806,696            --               --         806,696         805,696            --
                                                 --       486,078               --         486,078         486,078            --
                                          =========     =========        =========       =========       =========     =========

* Party in interest.

See accompanying independent auditors' report.